

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

> **Re: YXT.COM Group Holding Limited**
> **Amendment No. 9 to Draft Registration Statement on Form F-1**
> **Submitted May 28, 2024**
> **CIK No. 0001872090**

Dear Pun Leung Liu:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

Amendment No. 9 to Draft Registration Statement on Form F-1

Prospectus Summary
Recent Development, page 15

1.   We note your disclosure that you lost control of CEIBS PG and as a result it will be deconsolidated from your consolidated financial statements from January 15, 2024. Given the significant impact this will have on your financial statements, please revise to provide full pro forma financial statements as if control was lost as of the earliest period presented. Refer to Article 11 of Regulation S-X.

Capitalization, page 88

2.   Please revise to reflect both your capitalization and indebtedness for each scenario presented. Refer to guidance in Item 3.B of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Material Cash Requirements, page 121

3.   Revise your disclosure and the table to include your short-term and long-term borrowings and related interest payments.

Critical Accounting Policies and Estimates
Goodwill, page 124

4.   We note that you performed a quantitative goodwill impairment analysis that considered the final decision of the HKIAC arbitration tribunal on January 15, 2024. Please tell us the percentage by which the estimated fair value of your reporting unit exceed the carrying value for this goodwill impairment test. If the reporting unit is at risk of impairment, disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that would reasonably be expected to negatively affect any key assumptions. If you determined that the fair value substantially exceeded the carrying value of your reporting unit please disclose that fact.

Principal Shareholders, page 177

5.   We note your disclosure that the 16,931,824 issued and outstanding ordinary shares held by Unicentury Holdings Limited, beneficially owned by Mr. Xiaoyan Lu, will be re-designated into Class B ordinary shares, and that this will give him effective control of the company. Please disclose whether Mr. Xiaoyan Lu exchanged any consideration to the company as part of this re-designation.

Consolidated Financial Statements
11. Short-Term and Long-Term Borrowings, page F-43

6.   Please revise to disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented. Refer to ASC 470-10-50-1. Additionally, revise to disclose the terms of repayment for each of your loans that supports the amount classified as short-term borrowings as of December 31, 2023. To the extent any amounts due within the next 12-months are excluded from short-term borrowings, explain why and provide the accounting guidance you relied on to support your presentation. Refer to ASC 470-10-50-4.

        Please contact Brittany Ebbertt at 202-551-3572 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Li He